Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the unaudited interim condensed consolidated financial statements, including the notes thereto, included elsewhere in this Report on Form 6-K, as well as our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 8, 2022 that includes our audited consolidated financial statements as of December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019, risk factors, and other important information about the Group. The following discussion is based on our unaudited condensed consolidated financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which might differ in material respects from generally accepted accounting principles in other jurisdictions.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that contain language such as “believe”, “expect”, “anticipate”, “estimate”, “would”, “may”, “plan” and “potential”. Forward-looking statements are predictions only, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed in such statements. Many such risks, uncertainties and other factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, risks related to the following: whether and when we will receive any additional payments under our Settlement and License Agreement with two subsidiaries of Biogen Inc.; the timing, outcome and impact of administrative, court and other proceedings, including any appeals, related to the patents and intellectual property associated with the Company, including the European Patent Office opposition proceeding relating to the EP2801355 patent; our ability to defend our tax filing position in the ongoing tax audit in Germany; our ability to successfully protect, defend and enforce the intellectual property associated with the Company; our estimates regarding expenses, future revenues, capital requirements and the need for additional financing; and our ability to continue as a going concern. Certain of these and other risk factors are identified and described in detail in our Annual Report on Form 20-F for the year ended December 31, 2021. We are providing this information as of the date of filing of this Report on Form 6-K and do not undertake any obligation to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Defined terms used herein are consistent with those used in the accompanying unaudited interim condensed consolidated financial statements included elsewhere in this Report on Form 6-K.

Unless otherwise stated, all amounts disclosed below are in United States Dollars (“USD”).

Results of Operations

Comparison of operating results for the six months ended June 30, 2022 and 2021

	Six Months Ended June 30,
			Change
			favorable
	2022	2021	(unfavorable)

	(USD in thousands)
Research and development costs	(65)	(63)	(2)
General and administrative costs	(1,755)	(1,761)	6
Operating loss	(1,820)	(1,824)	4
Net loss from the deconsolidation of Forward Pharma GmbH	(39)	—	(39)
Exchange rate gain, net	2,282	893	1,389
Interest expense Forward Pharma GmbH	(10)	—	(10)
Other finance expense, net	(119)	(101)	(18)
Net income (loss) for the period	294	(1,032)	1,326

Research and development costs for the six months ended June 30, 2022 and 2021

Research and development costs for the six months ended June 30, 2022 and 2021 were $65,000 and $63,000, respectively. The increase of $2,000 in research and development costs for the six months ended June 30, 2022 is primarily the result of higher patent advisor fees incurred in connection with the Opposition Proceeding offset by reduced salaries. Fees to patent advisors incurred in connection with the Opposition Proceeding increased from $33,000 in the six months ended June 30, 2021 to $45,000 in the six months ended June 30, 2022. This increase is associated with the preparation and submission of the Petition to the EBA asking the EBA to review the TBA’s decision to dismiss the Company’s appeal of the previous decision of the Opposition Division to revoke the 355 patent. See Note 1.2 to the unaudited interim condensed consolidated financial statements included elsewhere in this Report on Form 6-K for additional information regarding the Opposition Proceeding and the Petition. Salaries included in research and development costs were $10,000 lower for the six months ended June 30, 2022 compared to the six months ended June 30, 2021. The reduction in salaries reflects the reduced need for management to oversee the activities associated with the Opposition Proceeding.

We currently expect that our research and development costs will trend downward prospectively as we expect our need for assistance from our patent advisors will diminish in the future; however, unforeseen events could occur that could have a material effect on our estimated expenditures.

General and administrative costs for the six months ended June 30, 2022 and 2021

General and administrative costs for each of the six months ended June 30, 2022 and 2021 were $1.8 million. Overall, general and administrative expenses were unchanged for the six months ended June 30, 2022 compared to the six months ended June 30, 2021; however, during the six months ended June 30, 2022, there was an increase in depositary fees associated with our American Depositary Share program (“ADS Program”) offset by the sum of lower professional fees and small reductions in a number of other cost items. Depositary fees increased from $55,000 in the six months ended June 30, 2021 to $220,000 in the six months ended June 30, 2022. The increase in depositary fees represents the cost to deposit ordinary shares into our ADS Program. Professional fees decreased from $707,000 in the six months ended June 30, 2021 to $580,000 in the six months ended June 30, 2022. The decrease in professional fees is associated with decreased consultations with our tax and legal advisors in connection with the tax audit in Germany and FP GmbH’s application to enter preliminary DIP proceedings. See Note 3.1 to the accompanying interim condensed consolidated financial statements included elsewhere herein for additional information regarding the tax audit in Germany and FP GmbH’s DIP application.

We currently expect that our general and administrative costs will be lower prospectively as we continue to implement cost cutting measures; however, unforeseen events could occur that could have a material effect on our estimated expenditures.

Non-operating (expense) income for the six months ended June 30, 2022 and 2021

As discussed in more detail in Note 3.1 to the accompanying interim condensed consolidated financial statements included elsewhere herein, during the six months ended June 30, 2022, the Group recognized a non-recurring net loss of $39,000 associated with the deconsolidation of FP GmbH. Such net loss included the recognition of an impairment loss of $2.7 million that was offset by an almost equal amount for the favorable effect of the reclassification of FP GmbH’s accumulated FCTR from equity to profit or loss. There were no similar transactions during the six months ended June 30, 2021.

For the six months ended June 30, 2022 and 2021, the Group recognized net foreign exchange gains of $2.3 million and $893,000, respectively. These foreign exchange gains resulted primarily from the strengthening of the USD compared to the DKK during the period that is reflected as a non-cash foreign exchange gain when the USD cash holdings were converted to DKK, which is the functional currency of the Company and Operations, at the end of each period.

As discussed in more detail in Note 3.1 to the accompanying interim condensed consolidated financial statements included elsewhere herein, subsequent to the deconsolidation of FP GmbH, the Group recognized interest expense of $10,000. Such amount reflects the interest accrued on the loan between FP GmbH and Operations for the period from the date of FP GmbH’s deconsolidation through June 30, 2022. Interest accrues on the loan at an annual rate of 2% compounded quarterly. Prior to the deconsolidation of FP GmbH, accrued interest on the loan was eliminated in consolidation and therefore had no effect on the consolidated financial statements of the Group.

Other finance expense primarily includes bank fees, or negative interest, on EUR and DKK cash holdings net of interest income on USD cash holdings.

Income tax for the six months ended June 30, 2022 and 2021

For the six months ended June 30, 2022, the Group reported net income of $294,000. While the Group reported net income, the accompanying interim condensed consolidated financial statements do not reflect a tax provision as the net income for the period has been offset by available net operating loss carryforwards reducing taxable income to zero. Management estimates that for the year ending December 31, 2022, the Group will incur a net loss. For the six months ended June 30, 2021, the Group incurred losses for tax purposes. The tax loss combined with the Group not meeting the requirements to recognize deferred tax assets, resulted in no income tax benefit being recognized.

See Note 3.1 to the accompanying interim condensed consolidated financial statements included elsewhere herein for additional information regarding the tax audits in Denmark and Germany.

B. Liquidity and Capital Resources

Comparison of cash flow activities for the six months ended June 30, 2022 and 2021

	Six Months Ended
	June 30,
	2022	2021

	(USD in thousands)
Net cash flows provided by (used in) operating activities	639	(1,479)
Net cash flows used in investing activities	(184)	—
Net cash flows provided by financing activities	1	3
Net increase (decrease) in cash and cash equivalents	456	(1,476)
Net foreign exchange differences	(5,951)	(2,514)
Cash and cash equivalents beginning of the period	70,770	79,087
Cash and cash equivalents end of the period	65,275	75,097

Net cash flows provided by (used in) operating activities for the six months ended June 30, 2022 and 2021 totaled $639,000 and ($1.5 million), respectively. The cash flows provided by operating activities for the six months ended June 30, 2022 were due to the profit for the period combined with the favorable cash adjustment resulting from the deconsolidation of FP GmbH and changes in working capital. The cash flows used in operating activities for the six months ended June 30, 2021 were due primarily to the loss incurred for the period and changes in working capital.

The cash used in investing activities of $184,000 for the six months ended June 30, 2022 represents the effect on the Group’s cash holdings of the deconsolidation of FP GmbH. See Note 3.1 to the interim condensed consolidated financial statements included elsewhere herein for more details.

Cash flows provided by financing activities for the six months ended June 30, 2022 and 2021 totaled $1,000 and $3,000, respectively. Such cash flows resulted from the exercise of equity awards.

Liquidity, funding requirements and the Group’s ability to continue as a going concern

The Group currently estimates that there will be adequate liquidity to continue as a going concern beyond the next twelve months, however, if the Company fails to prevail in the Opposition Proceeding, including all appeals, as discussed in Note 1.2, future revenues are unlikely, the Group’s ability to continue as a going concern long-term would be uncertain.

See Note 3.1 to the accompanying interim condensed consolidated financial statements included elsewhere herein for additional information regarding the tax audit in Germany.

We have no long-term financial obligations except the 100,000 DKK ($14,000 based on the June 30, 2022 exchange rate) annual funding due to FWP IP ApS as required by the License Agreement. Our only other contractual commitments are for office leases, which are all short term and considered immaterial. Our capital expenditures in the past have not been significant and we currently do not have any significant capital expenditures planned for the foreseeable future.

See the Annual Report for additional information regarding the Group’s financial risk exposures.